UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

SCHEDULE 13G
(Amendment No. )*

Under the Securities Exchange Act of 1934

ReWalk Robotics Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 par value

(Title of Class of Securities)

M8216Q-10-1

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☐ Rule 13d-1(b)

  ☐ Rule 13d-1(c)

  ☒ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Yaskawa Electric Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,561,968
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,561,968
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,968
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.0%*
12	TYPE OF REPORTING PERSON (See instructions) CO

* Based on 11,978,554 ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares") of the issuer outstanding as of December 31, 2014, based on information provided to the reporting person by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 3 of 5 Pages

Item 1.

1)	Name of Issuer:

ReWalk Robotics Ltd.

2)	Address of Issuer’s Principal Executive Offices:

Kochav Yokneam Building, Floor 6
P.O. Box 161, Yokneam Ilit l3 20692, Israel

Item 2.

(a) - (c) This Schedule 13G is being filed by Yaskawa Electric Corporation, a Japanese corporation.

The principal business address of Yaskawa Electric Corporation is 2-1 Kurosakishiroishi, Yahatanishi-ku, Kitakyushu 806-0004, Japan.

(d)	Title of Class of Securities:

Ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares").

(e)	CUSIP Number:

M8216Q-10-1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership.

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Instruction: Dissolution of a group requires a response to this item.

Not Applicable.

Item 5.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 6.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 7.	Identification and Classification of Members of the Group.

Not Applicable.

Item 8.	Notice of Dissolution of Group.

Not Applicable.

Item 9.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

February 17, 2015

YASKAWA ELECTRIC CORPORATION

By:	/s/ Shuji Murakami
Name:	Shuji Murakami
Title:	Director, Corporate Senior Vice President General Manager Corporate Planning Division

Page 5 of 5 Pages